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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Stubblefield, David E.		Arkansas Best Corporation -- "ABFS"
	3801 Old Greenwood Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			11/27/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Fort Smith, AR 72903 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Pres. & CEO of ABF Freight System, Inc. (1)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $0.01 per share		11/27/02				M			4,700	A	$5.125

	Common Stock, par value $0.01 per share		11/27/02				M			3,600	A	$7.625

	Common Stock, par value $0.01 per share		11/27/02				M			7,077	A	$13.625		88,977		D

	Common Stock, par value $0.01 per share													547		I		(2) By 401(k) Plan

	Common Stock, par value $0.01 per share													43,000		I		(3) By Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$5.125		11/27/02				M				4700

	Stock Option (Right to Buy)		$7.625		11/27/02				M				3600

	Stock Option (Right to Buy)		$13.625		11/27/02				M				7077

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	3/24/2007		Common Stock $0.01 Par	4,700				0		D

	(5)	1/26/2009		Common Stock $0.01 Par	3,600				3,600		D

	(6)	4/18/2010		Common Stock $0.01 Par	7,077				10,616		D

Explanation of Responses:

(1) ABF Freight System, Inc. is a wholly owned subsidiary.

(2) Calculation of stock is based on Arkansas Best Corporation Stock Fund figures provided by the fund management co. on 11/26/02.

(3) Mr. Stubblefield and his spouse are Trustees of the "David E. Stubblefield & Suzanne Stubblefield Irrevocable Trust".

(4,5 & 6) Option is exercisable in 5 annual installments beginning on 3/25/98 for footnote (4), 1/27/00 for footnote (5), & 4/19/01 for footnote (6).

/s/ David E. Stubblefield	12/02/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.